Filed by DivX, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: DivX, Inc.

Exchange Act File Number: 001-33029

Sonic Solutions

Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

Confirmation # 90811287

This filing relates to the proposed merger involving Sonic Solutions (“Sonic”) and DivX, Inc. (“DivX”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2010, among Sonic, Siracusa Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Sonic, Siracusa Merger LLC, a Delaware limited liability company and a wholly-owned subsidiary of Sonic, and DivX. The following is a transcript of a joint conference call conducted by Sonic and DivX on August 4, 2010 relating to the proposed merger:

Sonic Solutions

Moderator: Dave Habiger

August 4, 2010

4:30 p.m. CT

Operator:	Good day, ladies and gentlemen, and thank you for standing by. And welcome to the Sonic-DivX merger update conference call. Today’s conference is being recorded. At this time I’d like to turn the conference over to Mr. Nils Erdmann, Vice President of Investor Relations for Sonic Solutions. Mr. Erdmann, please go ahead.

Nils Erdmann:	Good afternoon, again, and thank you for participating in this joint conference call with management teams of both DivX and Sonic Solutions. The purpose of this call is to provide an update on the proposed merger transaction between the two companies. I am joined today by Dave Habiger, CEO and President of Sonic; and Paul Norris, Executive Vice President, CFO, and General Counsel of Sonic; as well as Kevin Hell, CEO of DivX; Dan Halvorson, CFO and Executive Vice President, Operations, DivX; and Karen Fisher, Vice President, Investor Relations and Compliance for DivX.

Before we begin today’s call, I’ll read a brief Safe Harbor statement. During the course of this call we may make forward-looking statements within the meaning of the federal securities laws. All statements other than those of historical fact may constitute forward-looking statements including, but not limited to those regarding growth and financial performance, financial outlook, strategic and operational plans, and the proposed merger between Sonic Solutions and DivX. All forward-looking statements are made as of today based on current information and expectations and are inherently

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Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

Confirmation # 90811287

subject to change. We ask that you review the cautionary statements in today’s press release and refer to the recent filings of Sonic Solutions and DivX on their joint form S-4 for a more detailed discussion of the relevant risks and uncertainties that could cause actual results to differ from these forward-looking statements. Except as required by securities laws, Sonic Solutions and DivX undertake no obligation to review or update any forward-looking statements. This conference call is not a solicitation of a proxy, an offer to purchase, nor solicitation of an offer to sell shares of Sonic Solutions or DivX, and is not a substitute for any proxy statements or other filings that may be made with the SEC with respect to the merger. Now I’d like to turn the call over to Dave Habiger.

Dave Habiger:	Hello, and thank you for joining us today. Before we open the line for questions I’d like to take a few moments to provide an update on the proposed merger process, a brief overview of the synergies we see in the potential combined company, a description of the internal planning process that will help shape the combined entity. Regarding the merger process, we are diligently working our way through the steps necessary to obtain the appropriate regulatory and shareholder approvals for the proposed merger. We have completed the anti-trust review process and have filed our form S-4 with the Securities and Exchange Commission. The SEC will conduct a review of the form S-4, which is typical of a public-to-public company transaction of this sort. Barring the length of time it takes for the SEC to conduct the review, we still believe we are on track for a potential close date sometime in September or early October, pending shareholder approval.

Next, I’d like to take a moment to review some of the basic tenets underlying the deal, which should illustrate the synergies created through the merger. As we noted when we first announced our intention to acquire DivX, we see a significant opportunity for Sonic given the install base of over 300 million DivX devices, along with strong relationships DivX has in place with virtually all major CE manufacturers and IC vendors. By leveraging the DivX CE footprint, deep vendor relationships, and industry standard DRM solutions, we can accelerate the deployment of our RoxioNow platform. Additionally, the global DivX consumer, consumer base and online community with over 12 million unique website visitors per month and over one billion advertising impressions per year represents a compelling channel for the marketing and distribution of Roxio software.

Sonic Solutions

Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

Confirmation # 90811287

Furthermore, DivX MainConcept subsidiary creates and licenses best-in-class technology that powers the majority of digital video solutions on the web today. Combining the MainConcept assets with Sonic’s professional tools business creates one of the most powerful enterprise solutions available on the market. Finally, from an organizational perspective, we have assembled a number of cross-functional teams throughout both organizations to begin the planning process in anticipation of the merger. We anticipate significant financial synergies through the proposed merger and will complete the work of defining product and business strategies once the transaction is complete. With that, I’d like to open the call up to questions. Operator.

Operator:	Thank you sir. Ladies and gentlemen, to ask a question, please press star then one on your touchtone telephone. If your question has been answered, or wish to remove yourself from the queue, please press the pound key. Again ladies and gentlemen, to queue up to ask a question at this time, please press star then one. Our first question in queue comes from Ralph Schackart with William Blair. Please go ahead.

Ralph Schackart:	Good afternoon. First I’d like to ask a couple of Sonic questions, if I could. Dave in, your prepared script for Sonic, you talked about Best Buy having, I think, “soon wider adoption coming in weeks en masse for the holidays.” I wasn’t — I jumped on the last call later. Can you give us a little bit more color on this? Obviously, there’s a big focus for investors and arguably some angst on the rollout here. Help us connect the data points. What should we be looking from — from Best Buy? I understand your limits in what you can say, but I think some extra color would be pretty helpful.

Dave Habiger:

Sure, yes. I wouldn’t think there should be much angst from investors regarding Best Buy. I think Best Buy is doing, from our perspective, a very good job of bringing CE manufacturers in line with our technology. Their launch has been multi-faceted. I give them a lot of credit for that six percent attach rate, and I expect that will grow higher. They’ve done everything from

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Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

Confirmation # 90811287

coupons to training folks at their Magnolia stores. You will increase — you can imagine when you launch a program, you can’t — there’s not a single day where it all unfolds. They’re going to continue to build momentum, continue to run programs and focus on the most important thing in the short term which is make sure that device manufacturers have the right software loaded to help the studios get movies delivered in this new format or this new model. So from our perspective they’re doing a very good job. Their relationship could not be stronger. We’re very happy, and going forward, I think you should see — expect to see all the things that you would expect and anticipate from a major retailer who knows how to sell content. They’re going to do promotions with studios. They’re going to train their staff and develop apps for integration with theatrical release. There will be plenty of things coming up, but I think you should expect what you typically see from Best Buy when promoting an important initiative that they have a strong stake in.

Ralph Schackart:	Maybe just something a little bit more tangible for investors, maybe analysts. In the next few weeks should we begin to see advertising campaign at all, even if it’s grassroots, in a circular? Can you give us any color on the rollout to the extent you can comment on it?

Dave Habiger:	I think you should expect in the coming weeks to see Best Buy utilizing all the marketing vehicles they have. Certainly circulars are important to them. They advertise in their own circulars. I think there’s already been a few commercial spots that I’ve seen where they’ve started to focus on some of these initiatives. You’re going to see them do kiosks, and they’re going to help dedicate parts of the store to educate people on this initiative. So there won’t be a day. It’s going to continue to ramp in different markets, and different stores will see things before others. But you should think of all the ways that Best Buy uses to market and sell, and they have a strong interest in seeing this be a success. And I can’t, unfortunately, talk about their exact rollout, as you can imagine, and all the details, but every week or two you start to see more and more things happening at their stores.

Paul Norris:

Yes, Ralph, this is Paul. It is — hey, Ralph. It’s difficult, of course, to be talking about the specific timelines for Best Buy, but I can say that all the indications we have is that Best Buy is backing this in a very major way, and

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Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

Confirmation # 90811287

they are looking to be a significant player in the premium content digital delivery space. And I think, as Dave said, you’re going to see lots and lots of activity. It’s just not stuff that we can quantify for them right here, and I do appreciate you guys are all looking for more information, and it will be coming very soon.

Ralph Schackart:	And you talked about in your press release or commentary about a staging area. That’s not a term I’m familiar with. Can you sort of give us some highlights what that means?

Dave Habiger:	Oh, they are going to — how would I describe it? They have — there will be parts of the store dedicated to demonstrating this initiative.

Ralph Schackart:	OK. And then —

Dave Habiger:	They’ll define sections, and I really have to leave it at that. We’re just not — we really have to let Best Buy roll out and continue with their rollout, and I have no doubt that they’ll continue to do a good job and we’ve placed the right bet there.

Ralph Schackart:	And then to switching gears to DECE, if we could, I think in the prepared commentary, you talked about being a leader in the actual locker enabled devices. Can you give us a little commentary on what that means, specifically, for the Sonic role, and perhaps how DivX maybe fits into that equation as well.

Dave Habiger:	Yes. Well, DivX is also a DECE member. We — from Sonic’s independent perspective, we’ve been betting on the same thing DECE is betting on, and as I said, actively involved with them. Our job is to provide a locker, not to be a retailer, and to develop the technology and rights flow to enable both the retailers and CE device manufacturers in a fundamental shift to the way content — premium content specifically, i.e., new Hollywood movies — is consumed and distributed.

Kevin Hell:

And just to add to that, I mean one of the things that DivX brings to the RoxioNow digital locker more broadly is 300 million plus devices that are not connected to the Internet that are sitting on top of television sets today that can

Sonic Solutions

Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

Confirmation # 90811287

play back the content that you purchase. So you might want to watch it initially streaming it to your connected device. But then if you want to watch it in another room, and you’ve got a device that’s not connected to the Internet, and it is DivX, you’ll be able to move it to that device or move it to your mobile telephone or move it to your digital television if you have a USB stick and it’s DivX certified. So it really gives you a tremendous amount of flexibility at the consumer experience level that really adds to the overall digital locker in terms of what it can do for you.

Ralph Schackart:	Paul, sorry I’m jumping around here. Paul, on the guidance $26 million plus, is that with or without the contra revenue? I think there’s some confusion on the first call on the guidance and what’s reported here.

Paul Norris:	That’s with the contra revenue. I think you can assume that the contra revenue will be pretty small, though, roughly the same magnitude as it was this quarter, so think a couple of hundred K, 300K.

Ralph Schackart:	OK. Last one for Dave, and I’ll turn it over. Dave, can you sort of give us some high-level commentary, I think you did a little bit earlier, on what your partners are saying, both the studios, the OEMs, and your retail partners, now that you’re looking to complete the merger with DivX?

Dave Habiger:	I have yet to run into a studio, CE manufacturer, retailer who doesn’t think this is a very good idea and is enthusiastic. So they continue to be, and I think they have been — they’ve been very supportive, and they got it the day we announced it, and they continue to get it. So, we’re very happy with the response we’ve had so far.

Ralph Schackart:	OK, great. Thank you.

Operator:	Thank you, sir. Your next question in queue comes from Jason Helfstein with Oppenheimer. Your line is now open.

Jason Helfstein:

Yeah, hi. Thanks. Can you give us an update as to the number of titles that are available right now, library titles? And then, did your comments in the prepared remarks about what discussion you guys are having, what you’re doing with DECE — can you help us understand where you are, where they

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Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

Confirmation # 90811287

are, when do we see more titles, is this merger partially a catalyst for that? So just kind of give us an update on titles, when do you think more titles are coming, and any additional comments you can make did DECE?

Dave Habiger:	Sure. Let’s see, on the title count, keep in mind we have access to whatever titles we want. So, each retailer that we turn on will choose to — different models, everything from subscription to VOD, to purchase. The current catalog, depending on how you want to splice and dice it is 27,000 to 30,000. The reality is, and unfortunately, people tend to associate the size of the catalog with the revenue stream. It’s a real simple reality in this business.

You’re talking about 200 or 300 titles that essentially make up the bulk of the transactional revenue when you look at a $40 or $50 billion a year market in terms of rental and purchase of discs. So depending on who the retailer is and what their model is, you’ll see different things. As far as episodic television, that continues to grow, but we don’t spend a lot of time talking about next day TV, only because it’s clearly from a RoxioNow perspective a different business. People don’t pay for TV. They do pay for theatrical release, and that’s what’s driving most of what you see in this industry right now.

So, as it relates to DECE, I can only speak on behalf of what we publicly said with DECE. The most recent release, as you know, was a couple weeks ago where the UltraViolet name was announced. There is, I think good, coordination around with DECE, and the organization in general seems to be making progress. Probably the most important thing is, though, that it’s clear you’ve got all the studios saying essentially the same thing, that content is designed in this new format if you will, it’s being developed, content is going to flow between devices, and it’s going to flow between retailers. And that’s coming from the studios and the suppliers who are building this out, and our job is not to be the retailer and it’s not to be the CE manufacturer. We’ve been — have our nose to the grindstone for three or four years building out something that is designed to enable what, the content holders are trying to achieve, and you’re very, very close to all the pieces of the puzzle being put in place.

Sonic Solutions

Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

Confirmation # 90811287

It’s a technology deployment that is not easy, and it requires chipsets and clouds and rights and information that flows between retailers, and I have no doubt over the course of the months and year here that you’re going to see that initiative come together. I think that’s ultimately what DECE’s been trying to accomplish, and I think has done a good job of so far. I think we’ve done a good job of moving it forward so far.

Paul Norris:	I wanted to add on to Dave’s comment, too, on the number of titles, it’s absolutely true that the number of titles, and especially in the back catalog, is really up to our retail partners, but I think it’s important to keep in mind that the lion’s share of the economic share driven by the new release titles, and in that arena, as I think Dave mentioned in his prepared remarks, we’re seeing, increasingly, the studios endorsing the digital model that we’re supporting and providing us with an exclusive window where we can — of 28 days or so where we can either rent or sell those movies before they hit the street in physical form or before companies like Netflix or Redbox can be licensing them in physical form as well.

Jason Helfstein:	Thank you.

Operator:	Thank you. Our next question in queue comes from Paul Coster with JPMorgan. Your question, please.

Paul Coster:	Thank you. Are you yet in a position to quantify synergies from a cost save perspective? The two companies have very similar operating expense profiles, right about $20 million and a quarter, seems like there’s a tremendous opportunity to take costs out here. Have you yet quantified that, or in terms of — do you have yet a target operating margin in mind for the company?

Dave Habiger:

Hi, Paul. This is Dave. We obviously have a proxy and documents on file. We have — there’s certainly cost synergies. We’re two public companies, so it should be obvious. I think it’s — everyone at DivX and Sonic knows that some of that synergy is headcount, right? So, we’ve got two organizations. In some cases there’s overlap. There will be some headcount reduction. There will be some just simple cost savings. We have a reasonably good idea what that will be. Until the transaction closes, we’ll hold off on giving guidance and

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Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

Confirmation # 90811287

direction there. But certainly we’re making progress as — in the planning process with both DivX people and Sonic people to figure out how we best come up with a very strong company that can execute on a very interesting moment in time. Doesn’t happen very often in this space.

There’s this dynamic of a shift in the industry and the business. There is nobody right now that I can see that is in as good of position to capitalize on the part of the market we focus on. We’re software companies. We’re not hardware companies. We’re not retailers. We are focusing on a massive shift where, from a software perspective, there’s more IP between these two organizations, customers, touch points. If we’re right, and I think we will be, this is going to be a massive shift in the space, and we’re doing the plumbing for it, and we’re going to be software enterprise solution and the device and rights holders for a fundamental shift. So that’s what we’re focused on. The specifics on the costs, candidly, we’re just not going to give out any kind of combined guidance or details until, hopefully, in a month and a half from now or two months, whatever, the end of September, when we announce the details of the merger, and we’ll give plenty of guidance at that point.

Paul Coster:	Is there any information being shared, technology transfer taking place already that’s helping DivX and you, for that matter, ready your products, your next generation of products to take advantage of the two companies’ footprints? Are you, for instance, future — putting a forward migration path in place for DivX?

Paul Norris:	Hi, Paul. We’re certainly thinking about how we are going to organize the combined company in order to optimize our businesses and to find those sorts of synergies. But, of course, until we close the merger, we’re operating as two separate, individual companies and independently. So, we’re not actually combining things or putting things together yet. It’s more in the planning stage.

Paul Coster:	OK. My last question is, gross margins should initially expand. I think DivX has 88 percent gross margins, yours in the 60s . I then assume that gross margins contract over a period of time as the transaction business becomes a more significant proportion of your overall revenues. Is that a reasonable assumption, or do you think your margins can stay up in the — at an elevated level post the merger?

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Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

Confirmation # 90811287

Paul Norris:	No. I think that’s a reasonable assumption. Once the transaction, the content purchase transactions, start becoming a big driver, that will impact margins. The one thing I would point out, though, is that depending on whether or not we are the merchant of record and/or get the top line revenue from those transactions, that’s who can have a real impact. So for example, if we have a relationship where our partner hits the credit card and/or manages certain aspects of the relationship with the customers, that means that we will get net revenue from them on the transaction. Then our margin would be a lot higher, but we would have a lower top line revenue. So there are a number of different pieces that move around there. But all other things being equal, as the content transaction piece gets to be a much larger portion of the business, that will tend to push the margins down.

Paul Coster:	OK. Thank you.

Operator:	Thank you. Our next question in queue comes from Jim Goss with Barrington Research. Your question, please.

Jim Goss:	All right. Thank you. One of the earlier comments was that one of the opportunities might be to combine the MainConcept business of DivX with the Sonic professional tools. I’m wondering if you could go into that a little bit more, what exactly you envision? I know MainConcept has been treated almost as somewhat of a separate business. How does that develop and what sort of synergies do you have and opportunities?

Dave Habiger:

Sure. The — MainConcept is actually someone that we’ve licensed content — licensed from in the past and as in, frankly, most of the industry licenses from because it’s by far the best software and API and enterprise software out there. We — Sonic’s professional tools business and our licensing business have historically always been nice, high — profitable businesses, but they’re extremely strategic. So I think that combined, those businesses have — will grow. We’ll be able leverage the fact that Sonic’s doing one-half the equation and MainConcept has always done the other half of the equation in the

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Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

Confirmation # 90811287

professional tools business. We get some pricing power. We certainly end up with a — the ability to — and a financial incentive, to push that technology in places where we never would have before. The strategic benefit is probably as significant in addition to the revenue synergies, and that strategic benefit is that we are building, and have been, what essentially is the next new format, that unlike DVD and Blu-ray and standard disc, electronic sell-through doesn’t have a format. No one’s come around and decided what codecs and technologies are going to be the formats in the future.

So the format is being developed in the cloud, and the professional tools that are used to create all the — most of the discs that are rented through Netflix or Blockbuster or Redbox or anywhere else, those professional tools are ours. We’re the first person that touches that content. We create that content. The output, the file that’s output and sent to the plant is created with our software. The same thing’s happening in the cloud with our professional tools, but more importantly, the DivX MainConcept tools are — help building out that cloud as well. So, if you can build the format and also dictate what goes into the cloud and into the clients and into the devices, it turns out it’s a very interesting business and a very interesting place. So it gives us leverage. We’ll certainly be able to charge more for things. We will — both Sonic product and DivX product. There’s some leverage there, and there’s also an advantage to the customers.

They’re going to get things that are more intimately linked and are better products. And the professional tools, the people that consume those products are going to pay more in part because we have leverage, but I think in part because we’re going to deliver them services and technology that is not available to them right now.

Kevin Hell:	I want to expand on that and say in addition to the value — this is Kevin, by the way. In addition to the value that MainConcept brings to the Sonic professional tools business, clearly MainConcept, by creating leading-edge technologies like H.264 and 3-D and adaptive streaming, that capability can be leveraged across the entire combined entity whether it be, you know, the software, our CE formats that we’re using, etc. We can use that technology in a variety of ways across the business. So, it’s a financial contributor, it’s a technology contributor, and then there’s a direct linkage with the Sonic professional tools business.

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Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

Confirmation # 90811287

Jim Goss:	And who will be the primary customer base for this? Will it be the studios or —

Dave Habiger:	It’ll be the studios, people that service the studios and anybody who you currently see right now deploying discs or electronic streaming or CE device. So, that content has to come from somewhere, right? And so, we provide the tools and the infrastructure collectively between DivX and Sonic for a lot of that, and certainly as it relates to DVDs, Sonic software represents 90 percent to 95 percent of most DVDs that you get. DivX technology, I think you could, I don’t know what the exact number is, but I think you’d find if you peel back the onion, you’d find that MainConcept was behind most of the files and formats that you’re being delivered electronically or in digital form. Again it’s both pieces of a puzzle that, at this particular moment, is very valuable. Two years ago, maybe not — the synergies weren’t so important. Today, given what is taking place in this space, it is very important to us, and it’s important to the people we sell to.

Jim Goss:	OK. And one other thing, this morning in its conference call, Time Warner was focusing a lot on its TV Everywhere initiative and the HBO GO program, and there’s a lot of cable authentication as a distribution system. Is there a role that combined Sonic Solutions — DivX will have in these processes?

Dave Habiger:	We are betting on their success. We have to have them succeed. So we have multiple touch points for cable and anybody delivering outside of a first sale doctrine content, right? So in our case, we’re building professional tools. One way or another, that stuff has to get from the studio to your home. And we certainly think the more that cable operators, CE manufacturers, retailers, all the people that are going to move from a physical model to — so it’s from a non-first sale doctrine model to a license model, what we’re thinking of is digital here, that touches all parts of our business. So, there’s 10 different places that we will try to extract revenue, and some people will — all 10 of the buttons will get hit. In some cases it will only be two or three. But none of them will get hit if they don’t move to a license model where they’re moving beyond either the cable box or the disc.

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Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

Confirmation # 90811287

Jim Goss:	All right, thanks, Dave. Thanks, Kevin.

Dave Habiger:	You’re welcome, Jim.

Kevin Hell:	You’re welcome, Jim.

Operator:	Thank you, sir. Our next question in queue comes from Mike Olson with Piper Jaffray. Your line is now open.

Mike Olson:	All right. Thanks. Good afternoon. A couple quick ones here. Just one of the key areas of focus here on the DivX deal is the ability to access landlocked devices that aren’t Internet enabled, and while that is several hundred million devices, it seems that in some ways that’s a temporary benefit that maybe becomes less important as consumers upgrade to connected devices. Without getting into too much detail, and I realize you’ve talked about some of these other things on the call, what are the most important one or two other critical components of the combination with DivX after that initial benefit of freeing up landlocked devices maybe fades away?

Dave Habiger:	Let’s see. So, landlocked devices are important, obviously. 97 percent of the planet right now likes to consume through landlocked devices, so we don’t want to ignore the fact that we need to make physical discs that people can play in their car and bring with them, and we don’t want to miss the fact that people will want to move content to different places. So, certainly important. We’ve emphasized the embedded know-how of DivX. They’re by far the largest — their certification and footprint in CE devices is, I’d say, best in the industry. Sonic also — some of this is what Sonic brings to DivX. Part of this is what DivX brings to Sonic. But certainly our relationships right now with retailers who can help push the RoxioNow platform on devices, they like some harmony in the world and certainly like to see that we have some opportunity to put DivX codecs on those devices. And that’s good for DivX and good for Sonic.

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Moderator: Dave Habiger

08-04-10/4:30 p.m. CT

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I think you want to look at — if you’re trying to understand the landlocked devices, you’d certainly want to understand how the cloud uniquely unlocks those devices. So it turns out, that the only way you can play back on either a DRM or codec on those 350 million devices is connecting them up to a cloud. We can certainly stream something to your Panasonic TV or your LG Blu-ray player. You own it. You can go log onto a PC, play it back. And you may want to bring it with you and play it in another room or play it in your car. It’s got to be in the DivX format. It’s got to be in DivX DRM. That’s what’s in the device, and so that cloud allows you to start from a PC and buy. That may be your entry point. You may just go to a service and be a PC user for burns content or streams content. You buy a CE device in the future that is connected. When you put in your name and password, that content that you bought is going to appear in that store on that CE device because it’s held in the cloud and streamed to that device.

So, anyway the — obviously those are important. The massive online community is extremely important to Sonic. Sonic has a way — turns out we’re in the business of selling Digital Media tools, and we’re the number one provider in that area on both Mac and PC, having billions of customers who go to the DivX, that community of people that are going and playing back — what, 1.8 billion, Kevin? 1.8 billion people per year play a web connected DivX player?

Kevin Hell:	Yeah, 1.8 million play back sessions from our web player that usually have an ad impression at end of it or an opportunity to direct you to something that could be content from RoxioNow partners, or could be the Roxio suite of media tools, media software as well. So lots of opportunities to take that online community and point it to relevant assets from Sonic Roxio.

Dave Habiger:	That, you can imagine, is important to studios. It’s important to retailers who — 1.8 billion people who are playing a web connected player. They’re generally reasonably media savvy. You know they’re connected. You know they understand Digital Media. They’re probably someone who would be likely to use the service, and they’d also be someone highly likely to buy Roxio product.

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Moderator: Dave Habiger

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So, you know, this is one of those things there’s probably 10 different — 20 different areas where there’s real synergy benefit to our businesses. That’s why we’ve worked together for a long time. We’ve licensed stuff from DivX. DivX licensed stuff from us. We’ve had business relationships since their company was formed. So, does that help? Does that answer your question, Mike?

Mike Olson:	Yes. I know there’s a lot of stuff, and that definitely helps.

Paul Norris:	I’d even add in one other point, too, is that those hundreds of millions of devices represent, in particular, tremendous DivX brand strength in Europe and internationally, which I think is something that brings to Sonic some opportunities on our own side to move the RoxioNow initiative on a much broader scope.

Mike Olson:	OK. That’s helpful. And then, just on another topic, can you talk about how studios are thinking about pricing for digital to drive consumers away from physical delivery, and, basically, how quickly will studios move to change pricing structures that could lower pricing but actually increase margins? And is that a 2010 event that we start to see pricing coming down, or is it more 2011 or beyond?

Dave Habiger:

Well, I’ll step back and say we’re not allowed to talk about studios’ pricing initiatives or anything else. That’s really up to studios to talk about. I think you can look at the stats to date. There’s clearly public information that shows that the studios have a strong desire to exercise this channel and drive this channel. So they’ve — obviously the pricing has been going down, not up, over the last year. They certainly — the windows have favored electronic models, whether it’s the rentals that we do, the subscription models that we’ll be doing, the purchase models. It’s clear that they’re providing rights that have never been provided in the past. They’re providing movies, in some cases digitally, before they go out to disc. So, maybe, you’ve got windows that could get even larger. They are providing movies the same day they come out on disc. Those are things that just didn’t happen a year ago. That was just not something the studios were doing, in part because this wasn’t built. Even if you wanted to do those things, there wasn’t a channel to exercise it. You know, we’ve been working hard to help build out, help get the oil from oil

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well to the car, and you’ve got to build out an infrastructure for that. It’s getting close to being built. The rights flow. So you can look at what studios have done as far as rights, the ability to move content between multiple devices. When you’re in RoxioNow, you buy a movie, you can go up to five devices, put your name and password in and go into a different TV or Blu-ray player and all those movies you bought are online, and you hit play and they start streaming in six seconds and at a high quality.

So, I can’t speak to what their plans are specifically. We obviously have very good insight. We obviously are working very closely with the studios. We’ll continue to work. We’ve worked closely with them for 18 years and launched three formats with the studios. This is, to them, another format. It’s a shift in the business. We’re bigger and stronger, so we have a bigger piece of the business, and we placed a larger bet over the last four years, one that I’m highly confident was the right bet.

So, that’s probably the only thing I can point to is what’s publicly out there. I think most people know what the margins are. You can do the math. And certainly there is plenty of margin, and high margins, in distributing content digitally for obvious reasons. But, you can’t exercise those margins unless you actually have something that’s compelling, and that’s compatible and ubiquitous, and it’d have to be compatible and ubiquitous. And right now, walled gardens does not solve the studio’s problem. It doesn’t help bring a subscription or digital or VOD model to the masses. And our job is to help make it ubiquitous and compatible, and I think we’re doing a good job so far.

Kevin Hell:	I just want to add on top of that — this is Kevin. From the DivX — we talked a lot about what DivX brings to the Sonic business, but I can also say what Sonic brings to the DivX business going forward. I think you heard on our call that we’ve got a great business that has turned the corner in terms of growth through the emerging product categories and is well positioned going forwards. One of the great things that — what we’re talking about here with both the studio support as well as the retailer support. What the great thing about this is that it’s going to help drive the historical DivX CE licensing business even more rapidly than it’s already been growing. So, I’m very excited about the acceleration that that’s going to provide to the DivX CE licensing business, which, as you already saw, has been growing very healthy over the last couple quarters.

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Mike Olson:	All right, thanks. That’s helpful. And then one last one regarding guidance. How are you guys think about providing separate guidance for Roxio? Is that something we could possibly see at the time you update guidance for inclusion of DivX following closure of the merger?

Paul Norris:	Yes. Absolutely. We’re going to be looking very closely at the organizational structure, of course, as we go forward with the combined entity, and we’ll try to parse out as best we can the information that people will need in order to model things as best that we can given some of the constraints we have, of course, around confidentiality and partner requirements.

Mike Olson:	All right. I’ll turn it over. Thanks very much.

Operator:	Thank you. Our next question in queue comes from Steven Frankel with Brigantine Advisors. Please go ahead.

Steven Frankel:	Thanks. You guys have provided some pretty interesting projections of how this RoxioNow business ramps up over the next couple of years. Behind that, what kind of assumption are you making on purchases versus rentals?

Dave Habiger:	Hi Steve. We are assuming that there is — some people that will just do purchases, some that will just do rentals, and some that will do a combination of purchases, rentals, and subscription. From a technology standpoint, it really doesn’t matter to us. That’s not a technology issue. That’s just how do you want to transact? That’s the simple answer.

The more difficult answer is, those are just adjectives to describe a transaction. And when you move out of first-sale doctrine content, disc-based content into a digital model, those words don’t really mean a whole lot anymore. Rental and purchase become a little bit gray. And so I think there are a lot of different models that different retailers have in mind, different studios have in mind, and ultimately, the market will figure that out. I think that clearly rental, right now, dominates purchase because of price, right? I mean at the end of the day it’s rental — I don’t think that people are in love

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with the model. They just are going to watch a movie most likely once, and the price matters. And so, that being said, I want to make sure that we don’t somehow make a projection on a business model. That’s not our business.

We’re betting on a fundamental shift to a $40 to $50 billion-a-year industry where we’re providing tools and infrastructure, and it turns out, and are uniquely positioned to provide rights, where the rights flow through us and as a control point, and we get a cut of the movie. If we were a start-up, I don’t think we’d pull that off. But we’ve grown consistently over the years. We’ve worked with the studios. I think that there’s a level of trust there, and we will look to them for direction, and we’ll look to our retail partners who are in the business of selling and marketing where we’re not. We’re a software company with a lot of really smart engineers who understand the space extremely well. So, maybe not too long of an answer for you, but we’re expecting it’s a combination of those three, and there will probably be — so those three, subscription, rental, and purchase, and there will likely be mutations on those ideas going forward. Which ones win and lose is unclear to us.

Paul Norris:	And, Steve, I’ll just supplement that briefly with, of course, in our modeling, we make some internal assumptions one way or the other about what kind of consumer behavior may occur over the next few years, and I think you’re probably referring both to the information we had in the preliminary proxy that was filed the other week and then in the prepared remarks today. What we did with those numbers was, again, we looked at range of different behaviors, and by the way, we were looking at those as a stand-alone company not taking into account some of the things we’re contemplating doing together with DivX, but those are intended to reflect in a more — the conservative side of the fence where we were looking at a range. So, I think to the extent that you’re recognizing that rental-type behavior is lower cost, then you’re going to see rental type behavior built into the model that would generate that particular set of assumptions.

Steven Frankel:	What I was trying to figure out, today the market is mostly rental. Are these projections anticipating a material change in the model where you’re going have that higher ASP, higher margin purchase behavior dominating the model?

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Dave Habiger:	No. I think we assume that — so, no, we’re not assuming that there’s some fundamental shift and people are willing to pay three or four times what they used to pay.

Steven Frankel:	OK. In your prepared remarks, you have some financial forecasts. Are those non-GAAP or GAAP, the ones that talk about operating profits in ’12 and ’13?

Paul Norris:	Those are non-GAAP.

Steven Frankel:	And then, Paul, while I have you, can you give me the stock-based comp in the quarter by expense line, how that $800,000 broke out?

Paul Norris:	You know what? I don’t have that handy with me, Steve. I’m apologetic for that, but it will, of course, be in our Q, and so very shortly you’ll have that.

Steven Frankel:	All right. That’s all I have.

Dave Habiger:	All right. Thanks, Steve.

Operator:	Thank you, sir. Our next question in queue come from Joe Bovaril with King Ford. Please go ahead.

Joe Bovaril:	Hi. Thanks for taking the question. I was just hoping you could walk through the economics in a dollar sense of providing the back end, what you charge for distributing a movie and what it costs you from your CDN costs, your engineer costs, the transaction costs, just so we can think about economics and then maybe how that business scales, and at what rate per month in terms of transactions the model becomes profitable.

Dave Habiger:

A lot of questions there. Most we can’t answer, as you can imagine. We certainly can’t talk about specific studios. Well, let me give you some parameters. Every studio has got different models. There are certainly — different content has different rights. Different content within rights of categories have different pricing. So you have got things like catalog content, which is older-type movies that are not new releases where you pay a fee once and you can play it as many times as you want for the next six months. So if you’re a cable channel, for example, you might buy a set of movies or content,

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and you can play it 24/7, and it doesn’t change the way — it doesn’t change your pricing. When you deal with new content like premium content, so new releases, those are transactional based, whether they’re bought or rent. You buy or rent a movie, and every time you buy or rent that movie, the studio is compensated.

Our costs as far as engineering, I’m not sure even how to — this is a — let me think. The simple way to think of this is from a scale standpoint, which I think is what you were looking for. We don’t have server farms that somehow dish up this content. We’re in the software business. So we have a cloud that has all the different files and formats for each device and different DRM for each device and retailer that is aware, so it knows how to move content between retailers, how to report back to a studio. That scales, whether we sell one movie today or a million movies today, that doesn’t change, right? So that content sits out on the edge on a Acamai network, or a variety of different people that do distribution, if you will, or think of them as being the one downloading the movie to you. That’s a technical download. So, in our case, every movie we sell or rent is profitable. So our model, when we strike a deal with a retailer, we make sure that there is — that the way the pricing works, we will have a profitable transaction.

As that scales, the profit really doesn’t change. If we sell one movie, or take the extreme, like I said, we sold a million movies, nothing changes because it’s sitting on a network and it’s a per-movie transaction. We’ve historically said that the price — our costs to get that movie to you is roughly $0.05 to $0.15 if you took the worst case scenario, hi-def movie that was really long, maybe you’re at $0.15 on any given day. Typically, it’s close to the $0.05 range. So that’s the cost of getting the movie from the server to you. And then of course, we have to pay the studio and keep the difference or give a piece to the customer — or the retailer. All those deals are different.

At this early in the game where you’re dealing with — we reported $5 million on a quarter, that’s not something we’ll go into and in most cases we contractually can’t. I hope that helps. I can’t give you a breakdown. There’s not an engineering cost per movie type calculation that we have.

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Joe Bovaril:	OK. That’s helpful.

Dave Habiger:	Those are probably the best parameters we can provide contractually or at this stage.

Joe Bovaril:	OK. Thank you.

Paul Norris:	Just to fill out the landscape a little bit more, it’s a complicated business model economically, which is a good thing. There are a lot of different ways we can monetize our premium content business. There’s everything from the nonrecurring engineering fees that we get paid for, to service fees when we’re providing back-end services to major retail partners, to the content-type transactional fees that Dave was focusing on just a minute ago, to per-device fees, to potentially some fees that may be associated with the enhanced digital locker functionality and services down the road. And so there are a lot of different moving parts here, and some of those can obviously move in different directions depending on consumer behavior. So that’s another reason why it’s a little hard to give concrete model building information at this stage, especially when, as Dave says, we’re talking about still something that is generating a relatively small slice of our overall revenue.

Joe Bovaril:	OK, thanks.

Operator:	Thank you. Our next question comes from Ralph Schackart with William Blair. Please go ahead.

Ralph Schackart:	Hi. I wanted to ask one more follow-up question on the synergies of discussions you had with customers. At this point, Dave or Kevin, can you maybe share some qualitative commentary on is the proposed merger garnering new relationships that previously DivX would not have had? And maybe more specifically, are you seeing those conversations elevated domestically?

Dave Habiger:	Hey, Ralph, I’ll do this. Dave and Kevin will both take a stab at that one. Again, legally we are not in a position to dictate DivX’s business till the transaction closes, so we’re acting as independent companies. I think we’ve said that certainly partners have reacted positively, and I could only say to the extent that partners are — see it as a good thing, they can decide to transact with either one of us based on their belief of what we will look like in the future.

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So if they are betting on a company, I think it would be a mistake to bet on any one of us independently when we publicly said we’re going to join forces here. So, more than likely a rational customer is probably factoring in that they’re entering into — that they’re going to be working with a company that is combined. Now that being said, we fundamentally act differently. We don’t have any say in that process. But certainly people are rational, and I think most people in our industry, this deal makes a lot of sense. Then they get it.

We probably have some work to do with the street. But I think we’ll let the numbers speak for themselves over time, and the street can decide if it makes sense to them. I’ll defer to Kevin on the topic as well.

Kevin Hell:	I would just second what Dave was saying. We’ve had very positive feedback from, particularly, our CE partners, our content partners, retailers that we talk with, and, obviously, the merger is not closed at this point, but clearly the prospect of that, the combination is very exciting to these folks, and it’s something that’s leading and helping the cause with very positive conversations around the future.

Ralph Schackart:	Thanks.

Kevin Hell:	Sure.

Operator:	Thank you. Our next question comes from Jonathan Van Orden with Dominick & Dominick. Please go ahead.

Jonathan Van Orden:	Thanks for taking the question. Can you talk a little about when you expect to file a definitive proxy regarding the DivX-Sonic merger and also when you expect the merger to be completed?

Paul Norris:

Yes. Very shortly, as you’re aware, we filed the definitive proxy a few weeks ago. We are expecting as we mentioned in the prepared remarks that we will be going through the process of responding to any questions the SEC has on

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the merger and then promptly filing the proxy, the definitive proxy, after that. We’re still contemplating essentially the same time frame as we contemplated when we announced the deal at the beginning of June, which is that we would hope to have the shareholder meeting by the end of September, depending on whether we can move things along a little bit quicker. It could move up a little bit, or it could move back a few weeks, but basically we’re looking at about the same time frame.

Jonathan Van Orden:	Thank you.

Operator:	Thank you. At this time, I’m not showing any additional questions in the queue. I’d like to turn the program back over to Dave Habiger for any closing remarks.

Dave Habiger:	Well, thank you, and I apologize for the two calls. But thanks to those who joined us, and we look forward to talking with you again, hopefully, the end of September on a merger. Thank you.

Operator:	Thank you, sir. Ladies and gentlemen, this does conclude today’s program. Thank you for your participation, and have a wonderful day. Attendees, you may now disconnect.

END

Forward-Looking Statements

Statements in this communication that are not strictly historical in nature constitute “forward-looking statements.” Such statements include, but are not limited to, references to the expected growth and earnings potential of DivX’s business, DivX’s position in the digital media space and statements with respect to the proposed merger transaction between DivX and Sonic Solutions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results of DivX and/or the entity resulting from the proposed transaction with Sonic to be materially different from historical results or from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to: the risk that customer use of DivX technology may not grow as anticipated; the risk that anticipated market opportunities may not materialize at expected levels, or at all; the risk that DivX’s financial performance may not meet expectations; the risk that DivX’s activities may not result in the growth of profitable revenue; risks and uncertainties related to the maintenance and strength of the DivX brand; DivX’s ability to penetrate existing and new markets; the effects of competition; DivX’s dependence on its licensees and partners; the effect of intellectual property rights claims; the risks and uncertainties related to the failure to satisfy the conditions of the pending merger, including failure to obtain the required approvals of DivX and Sonic Solutions stockholders, including the approval of a majority of DivX stockholders; the costs and expenses

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associated with the pending merger; contractual restrictions on the conduct of DivX’s business included in the merger agreement; the potential loss of key personnel, disruption of DivX’s business or any impact on DivX’s relationships with third parties as a result of the pending merger; any delay in consummating the proposed merger or the failure to consummate the transaction; the outcome of, or expenses associated with, any litigation which may arise in connection with the pending merger; the risk that the anticipated benefits of the pending merger may not be realized; the impact of general economic conditions on the businesses and results of operations of DivX and Sonic; and other factors set forth in Sonic’s and DivX’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the Securities and Exchange Commission (“SEC”) and available on or through their respective corporate websites, www.sonic.com and www.divx.com . All forward-looking statements are qualified in their entirety by this cautionary statement. DivX is providing this information as of the date of this communication and does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Additional Information

This communication is not a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Sonic Solutions, and it is not a substitute for any proxy statement or other filings that may be made with the SEC with respect to the proposed merger. In connection with the proposed merger, Sonic Solutions has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus of Sonic Solutions and DivX. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Sonic Solutions and DivX, because they contain important information about Sonic Solutions, DivX and the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the transaction. Such documents are available free of charge at the SEC website (www.sec.gov), from Sonic Solutions and its corporate website (www.sonic.com) or from DivX and its corporate website (www.divx.com).

Sonic Solutions, DivX and their respective directors, executive officers and other members of their management may be deemed to be soliciting proxies from shareholders of Sonic Solutions or DivX in favor of the proposed merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests in the proposed merger of persons who may, under the rules of the SEC, be considered participants in the solicitation of these shareholders in connection with the proposed merger by reading the joint proxy statement/prospectus described above. Additional information about the directors and executive officers of Sonic Solutions may be found in its definitive proxy statement filed with the SEC on October 1, 2009. Additional information about the directors and executive officers of DivX may be found in its definitive proxy statement filed with the SEC on April 20, 2010. Such documents are available free of charge at the SEC website (www.sec.gov), from Sonic Solutions and its corporate website (www.sonic.com) or from DivX and its corporate website (www.divx.com).